Exhibit 5.1


                               November 25, 1998



The Board of Directors
Pacific Aerospace & Electronics, Inc.

Dear Sirs:

     We have acted as counsel for Pacific Aerospace & Electronics, Inc., a Washington corporation (the "Company"), in connection with the filing of a registration statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). The Registration Statement relates to an offer by the Company (the "Exchange Offer") to issue
11 1/4% Series B Senior Subordinated Notes due 2005 (the "New Notes") registered under the Securities Act in exchange for an equal principal amount of the Company's outstanding 11 1/4% Senior Subordinated Notes due 2005 (the "Old Notes"). The Old Notes are, and the New Notes will be, the subject of guarantees (the "Guarantees") by each of the Company's United States subsidiaries (collectively, the "Guarantors"). The Old Notes are, and the New Notes will be, issued under an Indenture dated as of July 30, 1998 (the "Indenture"), among the Company, the Guarantors and IBJ Schroder Bank & Trust Company, as trustee.

     We have reviewed the corporate actions of the Company in connection with this matter, and we have examined such documents as we deemed necessary for the purposes of the opinions rendered herein. We have assumed that the Old Notes, the Guarantees and the Indenture have been, and the New Notes will be, duly authorized, executed and delivered by each of the parties thereto other than the Company and the Guarantors. The opinions rendered herein are limited to the laws of the State of Washington and the United States of America, and we express no opinion as to the laws of any other jurisdiction. In rendering the opinions expressed herein, we have assumed that the agreements and documents addressed in these opinions would be governed by the laws of the State of Washington. We express no opinion as to the choice of law provision of any agreement or document.

     Based upon the foregoing, and subject to the assumptions and limitations set forth in this letter, it is our opinion that:

     1. The Company is a corporation duly organized and validly existing under the laws of the State of Washington.

     2. The New Notes, when issued pursuant to the Indenture and the terms of the Exchange Offer, will constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms.


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Pacific Aerospace & Electronics, Inc.
November 25, 1998
Page 2



     3. The Guarantees will constitute the legal, valid and binding obligations of the Guarantors, enforceable against the Guarantors in accordance with their respective terms.

     Our opinions set forth in the paragraphs numbered 2 and 3 above may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting creditors' rights generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for defenses based on fairness and reasonableness, regardless of whether considered in a proceeding in equity or at law, and may be limited insofar as liquidated damages provisions, if deemed a penalty, may be limited or deemed unenforceable under applicable law.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

                                       Very truly yours,

                                       /s/  STOEL RIVES LLP

                                       STOEL RIVES LLP